METALLA ESTABLISHES ENVIRONMENTAL, SOCIAL, AND GOVERNANCE COMMITTEE

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSX-V: MTA
February 14, 2022

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that its board of directors ("Board") has formed a new committee, the Environmental, Social, and Governance Committee (the "ESG Committee"), to oversee the Company's environmental, social and governance ("ESG") practices.

The ESG Committee formalizes the Company's ongoing commitment to ESG principles in the evaluation and monitoring of the Company's royalty and streaming interests and related corporate practices. The scope of the ESG Committee's mandate will be to implement the Company's ESG policy and to evaluate and monitor the ESG performance of the companies which operate the properties in which the Company has a royalty or streaming interest or is considering acquiring such an interest.

Brett Heath, CEO, commented: "The establishment of the ESG committee reflects Metalla's commitment to corporate responsibility and ESG principles. Metalla carefully considers ESG principles in its investment decisions and the ESG committee will support management in evaluating and monitoring the projects in which Metalla holds royalty and streaming interests."

Lawrence Roulston, Chairman, stated: "Each and every one of us in the Metalla organization lives and functions according to the very highest standards of corporate responsibility, in all its aspects. Adding this new level of oversight to our existing corporate governance policies further emphasizes our commitment to 'doing the right thing' throughout the organization."

The ESG Committee will be comprised of Mr. Lawrence Roulston, Mr. Douglas Silver and Mr. Terry Krepiakevich. The formation of the ESG Committee will elevate ESG considerations to the regular Board agenda and bring additional focus to the formulation, evaluation, and implementation of the Company's ESG policies.

The Company also announces that, pursuant to the Company's share compensation plan, it has granted an aggregate of 47,554 restricted share units to certain directors and officers of the Company to recognize their efforts and contributions during the 2021 calendar year. The restricted share units entitle the holders thereof to receive 47,554 common shares of the Company, with half of the restricted share units vesting 12 months following the grant date and the remaining half vesting 24 months following the grant date, subject to earlier vesting upon the achievement of certain performance-related criteria subject to the polices of the TSX Venture Exchange.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the future vesting dates of the restricted share units;;  and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.